Form 12b-25

WILSHIRE FINANCIAL SERVICES GROUP INC - WFSG
Filed: March 31, 2004 (period: December 31, 2003)

Notification that Form 10-K will be submitted late

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     |X| Form 10-K     |_| Form 11-K     |_| Form 20-F     |_| Form 10-Q     |_| Form N-SAR

        For Period Ended: December 31, 2003

| | Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on From N-SAR
|_| Transition Report on Form 11-K

        For the Transition Period Ended: ----------------------------------------

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:-------------------------

PART I
REGISTRANT INFORMATION

Full name of registrant:        Wilshire Financial Services Group Inc.
Former name if applicable    ------------------------------------------------------
Address of principal executive office (Street and number):   14523 SW Millikan Way, Suite 200
City, state and zip code:        Beaverton, OR 97005

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                 |
                 |      (a)     The reasons  described in  reasonable  detail in Part
                 |               III of this  form  could  not be  eliminated  without
                 |               unreasonable effort or expense;
                 |      (b)     The  subject  annual  report,   semi-annual   report,
                 |               transition  report on Form 10-K,  20-F,  11-K or Form
         |X|     |               N-SAR, or portion thereof will be filed on or before
                 |               the 15th calendar day following the prescribed due
                 |               date; or the subject quarterly report on transition
                 |               report on Form 10-Q, or portion thereof will be filed
                 |               on or before the fifth calendar day following the
                 |               prescribed due date; and
                        (c)     The accountant's  statement or other exhibit required
                                 by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

On January 16, 2004, Wilshire Financial Services Group Inc. (“WFSG”) entered into a definitive agreement to sell its wholly-owned servicing subsidiary, Wilshire Credit Corporation (“WCC”), to Merrill Lynch Mortgage Capital Inc. (See January 16, 2004 Press Release). This transaction is expected to close during the second quarter, 2004.

The Company’s extension of its 2003 Annual Report Form 10K filing arises from (1) the pending sale of WCC and the additional disclosures necessitated by such sale; (2) the application of Statement of Financial Accounting Standards No. 144, which requires that WCC be treated as “Discontinued Operations”; and (3) the Company’s redefinition of its operating segments in 2003, which resulted in additional disclosure requirements.

The foregoing factors causing a delay in filing will not materially impact the Company’s publicly-released financial results for the year ended December 31, 2003, a copy of which is attached to this filing.

PART IV

OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

        Stephen P. Glennon        (503)                       952-7363
--------------------------------------------------------------------------------
              (Name)                (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                                                                      |X| Yes |_| No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                    |X| Yes |_| No

The Company has issued its financial results for the year ended December 31, 2003, a copy of which is attached to this filing. For the calendar year 2003, the Company recorded pre-tax and after-tax earnings of $11.5 million and $6.8 million, respectively, compared with pre-tax and after-tax earnings of $2.7 million and $2.0 million, respectively, for calendar year 2002. The Company’s improved performance arises from a combination of improved operating results at its major operating subsidiaries and the incurrence of special charges in 2002 related to the settlement of then pending litigation. In addition, the Company’s stockholders’ equity increased by $27 million in 2003. The increase resulted primarily from the Company’s earnings results for the year, the exercise of stock options and a reduction in the valuation allowance for deferred tax assets that were generated prior to the Company’s 1999 restructuring.

               Wilshire Financial Services Group Inc.
----------------------------------------------------------------------------------
             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004	By /s/ STEPHEN P. GLENNON
Chief Executive Officer and
Chief Financial Officer

Wilshire Financial Services Group Inc. Announces 2003 Financial Results

Beaverton, Oregon (Business Wire) – March 30, 2004 – Wilshire Financial Services Group Inc. (NASDAQ-NNM:WFSG) (the “Company”) reported net income for the year ended December 31, 2003 of $6.8 million, or $0.37 per basic share, compared with $2.0 million, or $0.11 per basic share, for the year ended December 31, 2002.

In January 2004 the Company entered into an agreement to sell its wholly-owned loan servicing subsidiary, Wilshire Credit Corporation (“WCC”), to Merrill Lynch Mortgage Capital Inc. This sale is expected to close in the second quarter of 2004 and is subject to certain conditions, including the receipt of regulatory approvals. The sale agreement provides that WFSG will receive a cash purchase price of approximately $52 million before transaction fees and expenses. The purchase price is subject to adjustment based on the net asset value reflected on WCC’s closing date balance sheet.

As a result of WCC’s impending sale, the Company has presented the operating results of WCC as “Income from operations of subsidiary held for sale,” separate and apart from “Income from continuing operations” in WFSG’s consolidated statements of operations for each year presented. WCC reported net income after taxes of $5.4 million, or $0.29 per basic share, for the year ended December 31, 2003, compared with $1.3 million, or $0.07 per basic share, for the year ended December 31, 2002. WFSG’s income from continuing operations for the year ended December 31, 2003 was $1.4 million, or $0.08 per basic share, compared with $0.7 million, or $0.04 per basic share, for the year ended December 31, 2002. Pre-tax income from continuing operations was $5.9 million for 2003, compared with $1.4 million for 2002. The Company believes that pre-tax income represents a more meaningful measure of its operating results, as much of the tax benefits realized from its pre-reorganizational period are recorded directly to stockholders’ equity and not as a reduction to income tax expense.

WFSG’s consolidated stockholders’ equity increased by $27.3 million during the year ended December 31, 2003 to $127.3 million, or $6.75 per basic share. The increase results in part from the Company’s net income for the year and the sale of additional shares of common stock pursuant to the exercise of stock options. In addition, the Company recorded significant tax benefits in 2003, primarily through a reduction in the valuation allowance applicable to its deferred tax asset which, in turn, resulted in a net increase in stockholders’ equity of $23 million. Since these tax benefits relate to losses generated prior to WFSG’s 1999 reorganization, their recognition was recorded as a direct increase to stockholders’ equity, and not as a reduction to income tax expense in the consolidated statement of operations. These increases in equity were partially offset by a $2.9 million decline in after-tax unrealized gains on the Company’s portfolio of available-for-sale securities and hedging instruments.

The increase in WFSG’s income from continuing operations from 2002 to 2003 was primarily attributable to the following factors:

- The Company recorded a net recapture of $0.5 million of loan loss reserves in 2003, versus incurring a loan loss provision of $0.3 million for the year ended December 31, 2002, for a net improvement of $0.8 million.

- The Company in 2002 incurred approximately $4.75 million in legal fees and expenses related to the settlement of litigation which arose from events prior to WFSG’s June 1999 restructuring. The Company believes that the settlement agreement will eliminate most of its future costs arising from the financial collapse of Capital Consultants LLC (“CCL”), but the Company continues to incur expenses on behalf of a former officer in connection with the above-described litigation. For the year ended December 31, 2003, the Company incurred approximately $2.5 million of such costs for former officers, compared with approximately $1.7 million for the year ended December 31, 2002.

- The results for 2002 included $3.6 million in impairment write-downs related to two interest-only mortgage-backed securities (I/Os) at the Company’s banking subsidiary, with no such charges in 2003. Subsequent to recording the impairment write-downs, the Bank sold the I/Os in the third and fourth quarters of 2002 for a net realized gain of $0.7 million.

The improvements in operations discussed above were partially offset by the following factors:

- Net interest income decreased by approximately $2.2 million from 2002 to 2003, primarily as a result of sales and runoff of certain interest-earning assets at the Company’s mortgage investment subsidiary.

- Realized gains on sales of loans and investment securities declined by a total of approximately $2.7 million as a result of reduced sales activity in 2003.

- Holding company expenses for 2003 included increases in the Company’s defense costs of former management and interest expense on its trust preferred debentures, which together increased expenses by approximately $1.3 million.

Other significant activity was as follows:

- Subsequent to the issuance of the Company’s 2002 financial statements, the Company determined that there were approximately $1.1 million of unrecorded servicer advances related to the accounts of WCC. These servicer advances should have been recorded in WFSG’s financial statements as of May 31, 1999, the effective date of the Company’s reorganization and the date on which the Company acquired a majority interest in WCC. As a result, the Company’s consolidated statement of financial condition as of December 31, 2002 has been restated to reflect the value of the servicer advances and the resulting increase in stockholders’ equity arising from the Company’s majority interest in the advances. Since the Company’s October 2002 purchase of the minority interest in WCC has been determined to have understated servicer advances, the Company has retroactively re-allocated the purchase price of the assets acquired, resulting in a decrease in the carrying values of purchased mortgage servicing rights and leasehold improvements and equipment as of December 31, 2002.

- The Company’s banking subsidiary, First Bank of Beverly Hills, F.S.B. (the “Bank”), recorded pre-tax income of $11.4 million for the year ended December 31, 2003, compared with $8.0 million for the year ended December 31, 2002. The results for 2002 were negatively impacted by the $3.6 million in impairment charges related to the Bank’s holdings of I/O securities as discussed above. The Bank’s net interest income was $19.9 million for the year ended December 31, 2003, an increase of approximately $1.5 million over the year 2002 results. Net interest margin increased by 7 basis points, from 2.50% for 2002 to 2.57% for 2003, as the decline in interest rates impacted the Bank’s interest-bearing liabilities, particularly its short-term borrowings, to a slightly greater extent than its interest-earning assets. The Bank in 2003 also recaptured $0.75 million in reserves for loan losses. During the year ended December 31, 2003, the Bank originated and purchased an aggregate of $293 million in new income property loans (including approximately $210 million in the third and fourth quarters) and purchased approximately $150 million of government agency mortgage-backed and other investment securities ($108.6 million in the third and fourth quarters). However, these originations and purchases were largely offset by approximately $310.5 million in repayments and prepayments of the Bank’s interest-earning assets, precipitated primarily by the continuing low-interest rate environment. The Bank’s overall asset quality remains strong, and its total non-performing assets continue to represent less than 1% of total assets. At December 31, 2003, the Bank’s risk-based capital ratio was 12.2%, exceeding the 10.0% ratio required to be categorized as “well capitalized” by regulatory standards.

- Wilshire Funding Corporation (“WFC”), the Company’s mortgage investment subsidiary, recorded pre-tax income of $0.9 million for the year ended December 31, 2003, compared with $3.6 million for the year ended December 31, 2002. WFC’s net interest income decreased by approximately $3.1 million from 2002 to 2003, primarily as a result of a decline in WFC’s loan portfolio, a portion of which was sold in June 2002, and to a lesser extent from runoff on its portfolio of mortgage-backed securities.

- Wilshire Credit Corporation (“WCC”), the Company’s loan servicing subsidiary which is held for sale as of December 31, 2003, recorded pre-tax income of $5.6 million for the year ended December 31, 2003, compared with $2.0 million for the year ended December 31, 2002. WCC’s net servicing income for 2003 totaled $35.3 million, an increase of $8.6 million over the results for 2002. This increase reflects the continuing growth in the volume of WCC’s serviced loans portfolio as a result of contractual flow agreements and new servicing rights acquisitions, in addition to a $1.3 million adjustment which the Company recorded in the third quarter pursuant to the clarification and retroactive application of the terms of certain servicing contracts. WCC boarded approximately $5.4 billion unpaid principal balance of new loans to its servicing portfolio in 2003 and, at December 31, 2003, had a total portfolio of $6.4 billion, compared with $4.1 billion at December 31, 2002. The increase in WCC’s servicing income was partially offset by a $3.9 million increase in compensation expense as a result of a higher employee head count. As discussed above, the Company’s sale of WCC to Merrill Lynch Mortgage Capital Inc. is expected to close in the second quarter of 2004.

        “Our 2003 earnings reflect primarily improved operating margins from net increases in our earning and serviced assets, despite continued record prepayment rates,” said Stephen P. Glennon, CEO of Wilshire Financial Services Group Inc. “We are pleased with these results.”

For further information, please see our website (www.wfsg.com) for our 10-K Report and related communications (available on or before April 14, 2004).

This release contains forward-looking statements including financial projections, statements as to the plans and objectives of management for future operations, and statements as to the Company’s future economic performance, financial condition and results of operations. These forward-looking statements are not historical facts but rather are based on current expectations, estimates, and projections about our industry, our beliefs and our assumptions. Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. The Company’s actual results may differ materially from those projected in these forward-looking statements as a result of a number of factors, including, but not limited to, the condition of the real estate market, the availability and conditions of financing for loan pool acquisitions, mortgage-backed securities, mortgage loan servicing rights and other financial assets as well as interest rates. Readers of this release are cautioned not to place undue reliance on these forward-looking statements.

Contact Information:

Wilshire Financial Services Group Inc.
Stephen P. Glennon	Michael D. Farrell
Chief Executive Officer and	Vice President, Financial Reporting
Chief Financial Officer	(503) 525-7225
(503) 223-5600

WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands)
(Unaudited)

                                                                                               December 31,
                                                                                       ----------------------------
                                                                                            2003           2002
                                                                                       -------------  -------------
                                           ASSETS                                                     (As Restated)

Cash and cash equivalents ...........................................................  $      18,739  $      15,981
Government agency mortgage-backed securities available for sale, at fair value ......        161,083        211,082
AAA mortgage-backed securities available for sale, at fair value ....................         62,160         48,320
Other mortgage-backed securities available for sale, at fair value ..................          1,069          2,133
Investment securities available for sale, at fair value .............................         22,086         11,962
Investment securities held to maturity, at amortized cost (fair value of $9,754) ....          9,607             --
Loans, net of allowance for loan losses of $6,735 and $7,980 ........................        610,807        486,667
Discounted loans, net of allowance for loan losses of $33,628 and $40,920 ...........          3,817          5,829
Stock in Federal Home Loan Bank of San Francisco, at cost ...........................         12,767         10,808
Real estate owned, net ..............................................................            267          1,101
Leasehold improvements and equipment, net ...........................................            554          1,514
Accrued interest receivable .........................................................          4,215          4,051
Deferred tax asset, net .............................................................         18,054          2,966
Purchased mortgage servicing rights, net ............................................            250            713
Receivables from other loan servicers ...............................................            770            381
Intangible assets, net ..............................................................          3,442          3,701
Prepaid expenses and other assets ...................................................          2,897          2,992
Assets of subsidiary held for sale ..................................................         42,560         33,387
                                                                                       -------------  -------------
          TOTAL .....................................................................  $     975,144  $     843,588
                                                                                       =============  =============

                        LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
     Noninterest-bearing deposits ...................................................  $       4,175  $       3,659
     Interest-bearing deposits ......................................................        469,234        392,122
     Short-term borrowings ..........................................................         88,000         91,870
     Accounts payable and other liabilities .........................................          1,787          6,380
     FHLB advances ..................................................................        249,337        216,000
     Long-term investment financing .................................................            681          2,133
     Junior subordinated notes payable to trust .....................................         20,619             --
     Trust preferred securities .....................................................             --         20,000
     Investor participation liability ...............................................          1,169          1,116
         Liabilities of subsidiary held for sale ....................................         12,840         10,285
                                                                                       -------------  -------------
          Total liabilities .........................................................        847,842        743,565
                                                                                       -------------  -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
     Preferred stock, $0.01 par value, 10,000,000 shares authorized, 0 shares
        outstanding .................................................................             --             --
     Common stock, $0.01 par value, 90,000,000 shares authorized,
        24,491,703 and 23,820,874 shares issued (including treasury shares of
        5,626,212) ..................................................................        138,266        114,924
     Treasury stock, 5,626,212 shares, at cost ......................................        (15,106)       (15,106)
     Retained earnings (accumulated deficit) ........................................          3,707         (3,096)
     Accumulated other comprehensive income .........................................            435          3,301
                                                                                       -------------  -------------
          Total stockholders' equity ................................................        127,302        100,023
                                                                                       -------------  -------------
          TOTAL .....................................................................  $     975,144  $     843,588
                                                                                       =============  =============

WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share data)
(Unaudited)

                                                                                             Year Ended December 31,
                                                                                  ---------------------------------------------
                                                                                       2003            2002            2001
                                                                                  -------------   -------------   -------------
    INTEREST INCOME:
         Loans ................................................................   $      34,243   $      38,054   $      49,896
         Mortgage-backed securities ...........................................          10,190          13,522           4,265
         Securities and federal funds sold ....................................           1,103           1,139           2,268
                                                                                  -------------   -------------   -------------
            Total interest income .............................................          45,536          52,715          56,429
                                                                                  -------------   -------------   -------------
    INTEREST EXPENSE:
          Deposits ............................................................          11,315          15,683          24,914
          Borrowings ..........................................................          12,370          12,939           9,996
                                                                                  -------------   -------------   -------------
            Total interest expense ............................................          23,685          28,622          34,910
                                                                                  -------------   -------------   -------------
    NET INTEREST INCOME .......................................................          21,851          24,093          21,519
    (RECAPTURE OF) PROVISION FOR LOSSES ON LOANS ..............................            (539)            255          (1,801)
                                                                                  -------------   -------------   -------------
    NET INTEREST INCOME AFTER (RECAPTURE OF) PROVISION FOR
      LOSSES ON LOANS .........................................................          22,390          23,838          23,320
                                                                                  -------------   -------------   -------------
    OTHER (LOSS) INCOME:
          Loan fees and charges ...............................................             110             127           1,981
          Market valuation losses and impairments .............................            (352)         (3,712)             --
          (Loss) gain on sales of loans .......................................             (66)            623             918
          Gain (loss) on sale of securities ...................................             249           2,258            (262)
          Real estate owned, net ..............................................            (204)             47             (25)
          Bankcard income, net ................................................              --              --           2,286
          Gain on sale of Bankcard operations .................................              --              --           5,118
          Investor participation interest .....................................            (207)           (834)           (297)
          Other income (loss), net ............................................             334            (112)         (1,608)
                                                                                  -------------   -------------   -------------
            Total other (loss) income .........................................            (136)         (1,603)          8,111
                                                                                  -------------   -------------   -------------
    OTHER EXPENSES:
          Compensation and employee benefits ..................................           6,349           6,651          10,360
          Professional services ...............................................           4,619           4,133           4,536
          Occupancy ...........................................................             804           1,079           1,077
          FDIC insurance premiums .............................................             415             420             703
          Data processing .....................................................             457             164             436
          Communication .......................................................             207             307             423
          Insurance ...........................................................             583             501             626
          Depreciation ........................................................             692           1,250           1,488
          Amortization of intangibles .........................................             259             258             561
          Provision for litigation claims .....................................              --           3,600              --
          Other general and administrative expense ............................           1,938           2,454           1,962
                                                                                  -------------   -------------   -------------
            Total other expenses ..............................................          16,323          20,817          22,172
                                                                                  -------------   -------------   -------------
    INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX
        PROVISION .............................................................           5,931           1,418           9,259
    INCOME TAX PROVISION ......................................................           4,500             725           3,000
                                                                                  -------------   -------------   -------------
    INCOME FROM CONTINUING OPERATIONS .........................................           1,431             693           6,259
                                                                                  -------------   -------------   -------------
    INCOME (LOSS) FROM OPERATIONS OF SUBSIDIARY HELD FOR SALE, NET
        OF INCOME TAX PROVISION OF $216 (2003), $0 (2002) AND $0 (2001) .......           5,372           1,955          (1,294)
    MINORITY INTEREST IN SUBSIDIARY HELD FOR SALE .............................              --            (686)            647
                                                                                  -------------   -------------   -------------
    INCOME (LOSS) FROM OPERATIONS OF SUBSIDIARY HELD FOR SALE,
        EXCLUDING MINORITY INTEREST ...........................................           5,372           1,269            (647)
                                                                                  -------------   -------------   -------------
    NET INCOME ................................................................   $       6,803   $       1,962   $       5,612
                                                                                  =============   =============   =============

     Earnings per share - Basic:
       Income from continuing operations.......................................   $        0.08   $        0.04   $        0.31
         Discontinued operations...............................................            0.29            0.07           (0.03)
                                                                                  -------------   -------------   -------------
         Net income............................................................   $        0.37   $        0.11   $        0.28
                                                                                  =============   =============   =============

     Earnings per share - Diluted:
       Income from continuing operations.......................................   $        0.07   $        0.03   $        0.30
         Discontinued operations...............................................            0.26            0.07           (0.03)
                                                                                  -------------   -------------   -------------
         Net income............................................................   $        0.33   $        0.10   $        0.27
                                                                                  =============   =============   =============

       Weighted average number of shares - Basic...............................      18,508,892      17,142,561      20,138,015
       Weighted average number of shares - Diluted.............................      20,544,033      18,947,237      21,176,069